FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

December 11, 2007

Item 3: News Release:

A news release dated and issued on December 11, 2007 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. and First Nickel Inc. Sign Joint Venture on Raglan Hills Project

Item 5: Full Description of Material Change:

Vancouver, Canada -- December 11, 2007: Pacific North West Capital Corp. ("PFN") (TSX: PFN)   and First Nickel Inc. (TSX : FNI) ("First Nickel") are pleased to report that they have entered into a Joint Venture agreement to undertake exploration on the Raglan Hills Project. The Raglan Hills Project is situated northeast of Bancroft in the Province of Ontario and comprises 21 claim blocks totalling 2,752 hectares.

The Raglan Hills Project is located over the northeastern portion of the Raglan Hills Intrusive Complex.  The Complex is a differentiated mafic intrusive composed primarily of meta-gabbro with lesser proportions of meta-pyroxenite.  The more mafic, pyroxenitic units host historical, nickel and copper sulphide showings and may represent the feeder system to the Intrusive Complex.  Minimal exploration has occurred since the late 1980's and the property has potential to host economic nickel-copper sulphide zones within this feeder system.  The exploration program will be designed to identify and test priority areas within the property boundaries.

Pacific North West Capital and First Nickel have entered into a 50% - 50% Joint Venture Agreement whereby both Companies agree to bear all expenditures and participate in a single purpose unincorporated Joint Venture for the purpose of carrying out all Mineral exploration

First Nickel will act as Operator for the project and will be responsible for carrying out all exploration activities.

About First Nickel:

First Nickel is a Canadian mining and exploration company. Its current activities are primarily focused on the Sudbury Basin in northern Ontario, the location of the company's producing property (the Lockerby Mine) and four of its exploration properties. First Nickel also has two exploration properties in the Timmins region of northern Ontario. First Nickel's shares are traded on the TSX under the symbol FNI.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J) is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals.  Management's corporate philosophy is to be Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel and SOQUEM.  The company has $8 Million in working capital and securities with no debt.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 11th day of December 2007.